SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 07, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company
Corporate Taxpayers’ ID (CNPJ/MF) 02.570.688/0001 -70
Company Registry (NIRE) 53.3.0000581 -8

NOTICE TO SHAREHOLDERS

Brasil Telecom Participações S.A. (“Company”) hereby informs its shareholders that the fractions of shares resulting from the grouping approved at the Extraordinary Shareholder Meeting held on April 27th, 2007 were sold at an auction conducted by the São Paulo Stock Exchange (BOVESPA) and grouped as shown in the table below:

Ticker	Type of Shares	Number of Shares	Number of Shares	Net Amount per
		Offered	Sold	Share
BRTP3	Common	1,140,904	1,140,904	43.52
BRTP4	Preferred	1,018,125	1,018,125	25.65

The amounts resulting from the sale of the shares at the auction were made available, as of August 7th, 2007, on the behalf of the shareholders holding the fractions of shares, as follows:

(1) the amounts corresponding to Shareholders with custody at the Brazilian Clearing and Depositary Corporation (CBLC) were credited directly to the CBLC, which is responsible for transferring the amounts through the respective brokerages;

(2) all other shareholders should go to the Banco ABN AMRO Real S.A. bank branch of their choice to receive the procedures involved in receiving the respective amounts; and

(3) in the case of shareholders with shares that are currently blocked or with account information that is not up to date, the amount will be held for the respective shareholder with payment at Banco ABN AMRO Real S.A., upon presentation of the documentation substantiating the release of the shares or properly identifying the shareholder, whichever the case.

Brasília, Brazil, August 7th, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.